EXHIBIT 1

The Board of Directors
Mahanagar Telephone Nigam Limited
New Delhi.

LIMITED REVIEW REPORT OF MAHANAGAR TELEPHONE NIGAM LIMITED FOR THE QUARTER
ENDED 31ST DECEMBER, 2006.

1.
We have reviewed the accompanying statement of un-audited financial results of Mahanagar Telephone Nigam Limited, for the three months period ended 31st December, 2006. This statement is the responsibility of the Company’s Management and has been approved by the Board of Directors.

2.
A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters.It is substantially less in scope than an audit conducted in accordance with the generally accepted Auditing Standards, the objective of which is the expression of an opinion regarding the financial statements, taken, as a whole. Accordingly, we do not express an opinion.

3.
The unaudited financial results of Mumbai, Delhi & MS Units of the company have been reviewed by other Chartered Accountant firms, who were appointed by the management for the purposes of review of the un-audited financial results of respective units to be considered in preparation of results as per clause 41 of the Listing Agreement for the three months ended 31st December, 2006. The review reports of the Auditors of Mumbai, Delhi and MS Units on three months financial results have been forwarded to us and the same have been suitably dealt with, in our Limited Review Report on the un-audited financial results of the company for the three month period ended 31st December, 2006.

4.
Based on our review conducted as above, nothing has come to our attention other than the observations/matters mentioned in Annexure - “1” to this report, that causes us to believe that the accompanying statement of un-audited financial results prepared in accordance with Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner, in which it is to be disclosed, or that it contains any material misstatement.

For Dhawan & Co. Chartered Accountants

Place: New Delhi	Sunil Gogia
Dated: February 28, 2007	(Partner) M.No.73740

ANNEXURE-I

ANNEXED TO AND FORMING PART OF THE LIMITED REVIEW
REPORT FOR THE QUARTER ENDED 31st December, 2006.
(Referred to in para 4 of our report dated 28.2.2007)

OBSERVATIONS ON THE UN-AUDITED FINANCIAL STATEMENTS FOR
THE THREE MONTHS PERIOD ENDED 31st DECEMBER, 2006.

1.
The Company has been allowed a credit of Rs.4958.38 Million on account of interest on Income Tax Refund pursuant to the order of Hon’ble ITAT and Income Tax Department, for the Assessment Years 1995-96, 1996-97, 1998-99, 2000-01 & 2002-03.The Income Tax Department has, however, adjusted the above amount against the Penalties & interest amounting to Rs.5459.52 Million and Rs 9 Million, respectively, imposed by it, for the above assessment years.

Out of total sum of Rs.4958.38 Million as mentioned above, the Company has already booked income amounting to Rs. 1944.80 Millions in the previous Financial Year 2005-06 and Rs. 648.58 Million during the half year period ended 30th September, 2006. In the current quarter under review, the company has further booked a sum of Rs. 1182.51 Million, as income out of the above interest on Income Tax Refund, under the head “Other Income”.

The company, even though, has booked the Income on account interest on Income Tax Refund but has not provided for the penalties and interest imposed by the Income Tax Department amounting to Rs.5468.60 Million as per above Assessment Orders. The profit of the company, for the quarter under review therefore, is overstated by Rs.5468.60 Million.

2.
During the course of review of accounts for the period under review, it has been observed that DOT, based on the decision of a committee constituted by DOT, has asked MTNL to pay a sum of Rs.1738.10 Millions (being the amount of interest on delayed payment of leave salary and pension contribution under SR 307). The Company, has, however, not made any provision for the same in the books of account. The profit of the company for the quarter under review has, therefore, been overstated by Rs.1738.10 Millions.

3.
As per the Books of Accounts of MTNL, an amount of Rs.1195.43 Millions was recoverable from VSNL, which has been categorically denied by VSNL, MTNL, in view of the same, has decided to write off the same in following three quarters commencing September, 2006 and have advised the branches, accordingly. We, in view of the fact that entire amount has become bad and non recoverable, are of the opinion that entire sum of Rs.1195.43 Millions should have been provided for in the books of accounts.

In view of above, there is a short provision in the books of accounts of MTNL to the extent of Rs.398.55 Millions and profit of the Company is, therefore, overstated by an equivalent amount.

4.
The company, in its un-audited results published for the quarter under review/report, has neither disclosed - How the qualifications made by the auditors in respect of previous accounting years have been addressed nor it has given the impact of these qualifications on the Profit and Loss in the un-audited quarterly results for the quarter under report, as required under the provisions of clause 41 of the Listing Agreement.

5.
The Company has not determined liability in terms of revised Accounting Standard-15 issued by the Institute of Chartered Accountants of India, on “Employees Benefits” effective from 01.04.2006. Consequently, the company has not made adequate/proper provision for Leave Encashment, Pension Contribution and Gratuity, Pending actual determination of the above liability, the impact of the above on the accounts for the quarter under review is not ascertainable.

6.
MTNL has adopted the following basis for valuing Fixed Assets, Capital Work in Progress & Depreciation, which in our opinion, is not in agreement with Accounting Standard -10, “Accounting for Depreciation”, issued by the Institute of Chartered Accountants of India:-

(a)	The overheads are allocated as a percentage of capital expenditure as prescribed by DOT and not on the basis of identification of directly allocable costs.
(b)
Expenditure on replacement of cables, apparatus and plants, installation and rehabilitation work is capitalized, as per Significant Accounting Policy of the company. This, being a technical matter, we have placed reliance on the opinion of the management.

(c)
In some cases, replacement cost of existing fixed assets have been capitalized without any adjustments of the relevant costs and written down value of discarded assets from the fixed assets block. Further, in respect of various assets (other than exchange equipments and WLL Handsets) scrapped/decommissioned during the period, the same are not valued at lower of net book value or realizable value and consequent loss, if any, has not been charged to the Profit and Loss Account.

In respect of Mumbai Unit, various Fixed Assets (including WLL handsets but not including exchange equipments), replacement cost have been capitalized and/or the Assets are sold, without any adjustment of the relevant cost and written down value of such assets from the fixed assets block.

(d)
The installation charges received from the subscribers are accounted as income and not adjusted against the cost thereof. The resultant impact of the above on the value of Fixed Assets and Depreciation is not ascertainable.

7.
The Company has adopted the basis of valuation of inventories (except for WLL Handsets) as per Significant Accounting Policy of the company, which is not in accordance with the Accounting Standard -2 on “Valuation of Inventories” issued by the Institute of Chartered Accountants of India which prescribes for valuation of the same at the lower of cost or Net realisable Value. Further, the company has not done compliance of AS -5 - On Prior Period Items, AS 17- Segment Reporting, AS-26-Intangible Assets, and AS-28-Impairment of Assets.

8.	In respect of Mumbai Unit

-	Depreciation for the quarter has been provided on Adhoc basis. As a result depreciation stated will vary with actuals by amount which cannot be ascertained by the management.
-	No provision has been made for Rs.6.34 Crores towards the ADC claim of BSNL towards Garuda FW Calls.
-
No adjustment has been made in the books of account with regard to losses suffered by the Unit and claims recoverable from the Insurance Company. The unit has lodged a claim of Rs.46.10 crores towards the same.

9.	In respect of Delhi Unit:

-	No provision has been made in respect of Rs.15.18 Millions receivables from CMT Operators who have disputed the charges and the payment is not forthcoming.
-	In respect of WLL handsets capitalized and which are not usable, no adjustments has been made in the books of accounts and consequent loss if any has not been charged to profit and loss account.

10.	In case of Mobile Unit.

-	In case of Mumbai MS Unit no provision has been made in the account for:-
a) No entries have been passed for accounting of exchange rate difference on amount realized from international operators and amount outstanding against them at the end of the period, in contravention to AS -11, the effects of changes in Foreign Exchange Rates issued by ICAI.

11.	All receivables and payables including amount due/payable to BSNL/DOT and bank balances are subject to confirmation, reconciliation and consequent adjustments. Also the sundry debtors control accounts and the subsidiary records are subject to reconciliation and consequent adjustments.

12.	The overall impact of matters referred to in the foregoing para on the Statements of unaudited financial results is not determined/ unascertainable.

13.	Corresponding previous period ending 31.12.2005 figures are re-grouped and re-arranged wherever considered necessary.

For Dhawan & Co. Chartered Accountants

Place: New Delhi	Sunil Gogia
Dated: February 28, 2007	(Partner) M.No.73740

MAHANAGAR TELEPHONE NIGAM LIMITED
( A Govt. of India Enterprise)

Statement showing the variation between Reviewed & Unaudited results for the 3rd Quarter ended 31-12-2006

				Rs in Million
		(UNAUDITED)	(REVIEWED)	VARIATION
SI.NO.	Particulars	Three months ended on 31-12-2006	Three months ended on 31-12-2006	TOTAL
				Amount	%

1 Net Income from Services		12,602.50	12,319.37	(283.13)	(2.25)
2 Other Income		1,890.12	1,960.90	70.78	3.74
Total Income		14,492.62	14,280.27	(212.35)	(1.47)
		-	-
3. a. Staff Cost		4,798.53	4,740.07	(58.46)	(1.22)
b. Revenue Sharing		2,069.07	2,090.72	21.65	1.05
c. Licence Fee		1,215.58	1,190.81	(24.77)	(2.04)
d. Admn./Operative Expenditure		2,211.72	2,263.78	52.06	2.35
Total operative /other Exp		10,294.90	10,285.38	(9.52)	(0.09)
4 EBITDA		4,197.72	3,994.89	(202.83)	(4.83)
5 Depreciation		1,684.99	1,703.60	18.62	1.10
6 Interest		1.60	1.67	0.08	4.89
7 Profit Before Tax		2,511.13	2,289.62	(221.52)	(8.82)
8. a. Provision for Taxation		1,067.71	975.97	(91.74)	(8.59)
9 Profit After Tax		1,661.36	1,507.23	(154.13)	(9.28)
10 Prior period adjustments
11 Net Profit		2,240.15	2,086.02	(154.12)	(6.88)

Place: New Delhi	R.S.P Sinha
Date : 28-02-2007	Chairman & Managing Director

REVIEWED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE
THREE MONTHS ENDED ON 31/12/2006

				Rs. in Million
S.NO	Particulars	Q 3 REVIEWED 2006-07	Q 3 REVIEWED 2005-06	Year ended 31.3.2006 Audited

1.	Income from Services
	Basic Services	10,341.52	11,140.36	49,883.22
	Cellular	1,977.85	1,529.03	5,726.62
	Unallocable	-	-	-
	Total	12,319.37	12,669.39	55,609.85

	Less: Inter Unit Income	-	-	-

	Net Income From Services	12,319.37	12,669.39	55,609.85

2.	Segment result before interest/
	and Tax
	Basic Services	202.60	491.40	2,124.74
	Cellular	913.54	517.12	2,644.17
	Unallocable	1,175.16	514.16	2,189.03
	Total	2,291.30	1,522.68	6,957.94

	Less: Interest	1.67	39.50	244.36

	Less: Prior period Items	(578.79)		(26.29)

	Profit before tax	2,868.41	1,483.18	6,739.87

	Less: Provision for Tax	782.39	307.35	936.95

	Profit after tax	2,086.02	1,175.83	5,802.92

3.	Capital Employed
	(Segment Assets - Segment Liabilities)

	Basic Services	46,811.43	35,687.84	46,401.19
	Cellular	3,637.81	3,135.45	3,535.22
	Unallocable	63,815.89	74,999.01	61,288.84
	Total	114,265.13	113,822.30	111,225.25

Annexure-A
MAHANAGAR TELEPHONE NIGAM LIMITED
( A Govt.of India Enterprise)

REVIEWED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 31.12.2006

						(Rs. in Million)
Sl.No.	Particulars	Q3 2006-07 REVIEWED	Q3 2005-06 REVIEWED	Cumulative for the period ended 31-12-2006 REVIEWED	Cumulative for the period ended 31-12-2005 REVIEWED	Year Ended 31.3.2006 (Audited)
1	2	3	4	5	6	7

1	Net Income from Services	12,319.37	12,669.39	37,234.30	38,041.47	55,609.85	# #
2	Other Income	1,960.90	847.69	4,211.86	3,869.15	5,300.13
	Total Income	14,280.27	13,517.08	41,446.16	41,910.62	60,909.98

3. a.	Staff Cost	4,740.07	4,871.22	13,885.20	14,189.89	19,053.12
b.	Revenue Sharing	2,090.72	2,204.51	6,463.13	6,643.76	12,263.19
c.	Licence Fee	1,190.81	1,084.51	3,434.71	3,515.81	4,589.59
d.	Admn./Operative Expenditure	2,263.78	2,212.92	6,813.32	6,949.13	11,579.15
	Total operative /other Exp	10,285.38	10,373.16	30,596.36	31,298.59	47,485.05
4	EBITDA	3,994.89	3,143.92	10,849.80	10,612.03	13,424.93
5	Depreciation	1,703.60	1,621.24	5,075.11	4,721.72	6,466.99
6	Interest	1.67	39.50	19.72	221.32	244.36
7	Profit Before Tax	2,289.62	1,483.18	5,754.97	5,668.99	6,713.58
8. a.	Provision for Taxation	975.97	419.32	2,612.35	1,735.03	560.76
b.	Provision for Deffered tax	(193.58)	(111.97)	(646.58)	(450.08)	376.19
9	Profit After Tax	1,507.23	1,175.83	3,789.19	4,384.04	5,776.63
10	Prior period adjustments	(578.79)	-	(578.79)	-	(26.29)
11	Net Profit	2,086.02	1,175.83	4,367.98	4,384.04	5,802.92

12	Paid up equity share capital
	Face value of Rs.10/-each.					6,300.00
13	Reserves Excluding
	Revaluation Reserve					106,067.74
14	EPS
	Basic/Diluted (in Rs.)	3.31	1.87	6.93	6.96	9.21
15	Aggregate of non-promoter shareholding:-
a.	Number of shares					275,627,260.00
b.	Percentage of shareholding					43.75%

#	Rs 12669.39 Million includes Rs 534.40Million towards one time revenue realisation from one of the UASL Operators for local CLI of NLD/ILD calls.
##	Income from services includes an amount of Rs. 1044.84 million towards one time revenue realisation from the said UASL operator.This is inclusive of Rs. 534.40 Million.

Notes:
1	The above results have been taken on record by the Board of Directors in their meeting held on 27-01-2007.

2	Other Income includes an amount of Rs. 1182.51 Million on account of Interest accrued on refund of income tax as a result of the order of ITAT.

3	Previous period/year figures have been regrouped/ rearranged wherever necessary

4
During this Quarter Rs. 578.79 Million shown as prior period adjustment is on account of excess provision of income tax of earlier year, now written back due to partial benefit U/s 80IA allowed by the I.T. Department

5	The status of investor complaints received and disposed off during this quarter ended on 31.12.2006 is as under:

Complaints pending at the beginning of the quarter	5
Complaints received during this quarter	219
Disposal of Complaints	218
Complaints lying unresolved at the end of the quarter	6

For M/s Dhawan & Co.
Chartered Accountants

(Sunil Gogia)	R.S.P Sinha
(M.No: 073740)	Chairman & Managing Director
Partner
Place: New Delhi
Date: 28-02-2006